UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

                      [Mark One]

[X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2003

OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to_____

Commission File Number 01-19826

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II
(Full title of the Plan)

MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)

P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II
Index to Financial Statements, Supplemental Schedule and Exhibits

                   Item

                         Report of Independent Registered Public Accounting Firm

                          Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002

                          Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2003 and 2002

                          Notes to the Financial Statements

                          Schedule H, Line 4i-Schedule of Assets (Held at Year End)-December 31, 2003

                          Signature

                          Exhibit 23 - Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Financial Statements and Supplemental Schedule

 December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrator
Mohawk Carpet Corporation
   Retirement Savings Plan II:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                                            /s/KPMG LLP

Atlanta, Georgia
April 28, 2004

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

 Statements of Net Assets Available for Plan Benefits
 December 31, 2003 and 2002

	2003	2002
Assets:
Cash	$ 14,243	41,732
Investments (notes 3 and 4)	249,180,702	145,523,342
Contributions receivable from employer	-	289,197
Contributions receivable from participants	-	822,127
Net assets available for plan benefits	$ 249,194,945	146,676,398

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Investment income (loss):
Interest and dividends	$ 4,980,729	3,933,528
Net appreciation (depreciation) in fair value of investments:
Mutual funds	21,646,106	(12,985,966)
Common collective funds	3,547,103	(2,228,200)
Mohawk Industries, Inc. common stock	6,191,069	1,174,867
Net investment income (loss)	36,365,007	(10,105,771)
Contributions from employer	9,236,808	6,012,891
Contributions from participants	21,632,462	13,832,481
Transfers from other plans (notes 1 and 7)	45,483,873	143,857,463
Total additions	112,718,150	153,597,064
Deductions:
Participants' benefits	9,577,096	6,895,266
Administrative expenses	31,500	25,400
Transfer to other plan (note 7)	591,007	-
Total deductions	10,199,603	6,920,666
Increase in net assets available for plan benefits	102,518,547	146,676,398
Net assets available for plan benefits at beginning of year	146,676,398	-
Net assets available for plan benefits at end of year	$ 249,194,945	146,676,398

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to the Financial Statements

December 31, 2003 and 2002

(1)        Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan II (the Plan) in preparing its financial statements.

(a)        Basis of Presentation

The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)        Investments

Investments in mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Scudder Investments (Trustee). Investments in money market funds and loans to participants are stated at cost which approximates fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for plan benefits.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)        Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2)         Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)        General

The Plan is a defined contribution plan and covers substantially all salaried, sales, and nonexempt employees of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc., and all employees of Karastan Bigelow Group (KBY) and Lauren Park Mill (LPM).

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to the Financial Statements (continued)

December 31, 2003 and 2002

The Plan excludes all hourly employees as they are covered under the Mohawk Carpet Corporation Retirement Savings Plan (Prior Plan). Effective January 1, 2003, certain employees of Dal-Tile International  Inc., a wholly owned subsidiary of Mohawk Industries Inc., were covered by the Plan (see note 7). Effective November 10, 2003, certain employees of Lees Carpet Division, a division of Mohawk Industries, Inc., were covered by the Plan. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

Effective January 1, 2002, account balances attributable to employees of KBY and LPM were transferred from the Prior Plan into the Plan. Also, account balances attributable to all salaried, sales employees, and nonexempt employees were transferred from the Prior Plan into the Plan. Plan assets transferred were $143,857,463.

The Plan is administered by an Administrative Committee appointed by the Company. The Administrative Committee is responsible for the control, management, and administration of the Plan and the assets held in trust at Scudder Investments as of December 31, 2003 and 2002 and for the years then ended.

(b)        Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 25% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all employees other than employees of Dal-Tile International Inc. and Lees Carpet Division, the Company provides 50% matching contributions up to the first 4% of each participant's gross compensation contributed to the Plan. The Company also provides an additional match of $0.25 for every $1.00 of employee contributions in excess of 4% up to a maximum of 6%. The employer match for participants formerly employed by Dal-Tile International  Inc. is 50% up to the first 6% of each participant's gross compensation contributed to the Plan. The employer match for participants formerly employed by Lees Carpet Division is 100% up to the first 3% of each participant's gross compensation contributed to the Plan plus 50% of employee contributions in excess of 3% up to a maximum of 6%.

The terms of the Plan also provide for discretionary employer profit sharing contributions to the Mohawk Stock Fund for plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $1,936,982 and $1,568,086, respectively, were made to the Plan for the years ended December 31, 2003 and 2002.

(c)        Participant Accounts

Each participant's account is credited with their contribution for the period as well as the employer's matching contribution and an allocation of any employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts monthly based on the proportion of each participant's account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts. Current investment funds available within the Plan include the following:

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to the Financial Statements (continued)

December 31, 2003 and 2002

Investment fund	Fund objective

Scudder Stable Value Fund:	To provide fixed rate of return for a fixed period of time. Money in this fund is invested in investment contracts, money market
securities, and managed bond portfolios.

PIMCO Total Return Fund:	To provide the opportunity for higher earnings than the
stable value fund. Money in this fund is invested primarily in intermediate term, high-quality, fixed income securities.

Fidelity Dividend Growth
Fund:	To provide capital appreciation. Money in this fund is invested in assets in common stock of firms that are believed to have the potential for dividend growth.

Fidelity Low-Priced
Stock Fund:	To provide capital appreciation. Money in this fund is invested in stocks with prices less than $35.00 per share at the time of the
Fund's investment.

Fidelity Mid-Cap
Stock Fund:	To provide long-term growth of capital by investing in common stocks of companies with medium market capitalization.

PIMCO PEA
Renaissance Fund:	To provide long-term growth of capital and current income by investing primarily in a variety of income-producing equity securities.

Scudder Dreman High-
Return Equity Fund:	To provide long-term capital growth through investing in large capitalization stocks in undervalued sectors of the stock market.

Scudder Equity 500
Index fund:	To track the performance of the Standard & Poor's 500 Composite
Stock Price Index which emphasizes stocks of large U.S. Companies.

Scudder International
Select Equity Fund:	To maximize capital appreciation by investing in a variety of countries and economic sectors.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to the Financial Statements (continued)

December 31, 2003 and 2002

Investment fund	Fund objective
Scudder Small Cap Fund:	To provide long-term capital growth. Money in this fund is invested in stocks and other equity securities of companies within market capitalizations of the Russell 200 Index.

Transamerica Premier
Equity Fund:	To provide long-term growth through investing in a diversified portfolio of equity securities of domestic growth companies of any size.

Mohawk Aggressive
Portfolio Fund:	To provide capital appreciation. Money in this fund is invested in a mix of the Plan's Core Funds.

Mohawk conservative
Portfolio Fund	To provide a stable return on investment. Money in this fund is invested in a mix of the Plan's Core Funds.
Mohawk Moderate
Portfolio Fund	To provide investment diversification by investing in both growth and income investments. Money in this fund is invested in a mix of the
Plan's Core Funds.

Mohawk Stock Fund:	To provide capital appreciation through the ownership of Mohawk
Industries, Inc. shares.

(d)        Distributions to Participants

Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.

(e)        Vesting

Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date under the Prior Plan or this Plan is on or after January 1, 2001 are vested in the Company's matching and discretionary contributions after one year of service.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2003 and 2002, employer contributions were reduced by forfeitures of $103,312 and $74,196, respectively.

(f)        Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to the Financial Statements (continued)

December 31, 2003 and 2002

(3)         Transactions with Parties-in-Interest

At December 31, 2003 and 2002, the Plan held investments sponsored by the trustee with current values of $160,023,498 and $99,559,821, respectively. The Plan also held investments in 441,299 and 442,215 shares of Mohawk Industries, Inc. common stock with current values of $31,129,083 and $25,184,168 at December 31, 2003 and 2002, respectively.

(4)         Investments

              The following investments represent 5% or more of the Plan assets at December 31, 2003 and 2002:

	2003	2002
Mutual funds:
Scudder Balanced Fund	$ -	8,455,062
Scudder-Dreman High-Return Equity Fund	46,351,171	29,103,817
Scudder Equity 500 Index Fund	12,530,438	-
Transamerica Premier Equity Fund	13,122,737	3,728,671	*
Mohawk Industries, Inc. common stock	31,129,083	25,184,168
Common Collective funds:
Scudder Stock Index Fund	-	8,396,019
Scudder Stable Value Fund	68,983,920	49,980,615
Mohawk Moderate Portfolio Fund	17,759,695	-

*The Transamerica Premier Equity fund did not represent 5% of the net assets at December 31, 2003.

              All of the Plan's investments are held by a party-in-interest to the Plan.

(5)         Income Tax Status

The Plan obtained a favorable determination letter dated December 2, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

(6)         Plan Termination

While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)         Transfer from/to Other Plans

During January 2003, the assets of Dal-Tile International  Inc. Employees' Retirement Savings Plan for Salaried and Non manufacturing Hourly Employees (Dal-Tile Plan) were merged with the Plan. Plan assets at December 31, 2003 include assets of $44,000,592 transferred from Dal-Tile Plan.

During 2003, due to changes in employment status, $1,483,281 attributable to account balances of certain employees were transferred from Mohawk Carpet Corporation Retirement Savings Plan to the Plan.

During 2003, due to changes in employment status, the Plan transferred $591,007 attributable to account balances of certain participants to the Mohawk Carpet Corporation Retirement Savings Plan.

Schedule 1

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2003

			Current
Identity of the issue	Description of investments		value
Mutual funds:
PIMCO Total Return Fund	890,921	Mutual fund units	$ 9,541,760
Fidelity Dividend Growth Fund	429,171	Mutual fund units	11,716,369
Fidelity Low-Priced Stock Fund	160,957	Mutual fund units	5,630,260
Fidelity Mid-Cap Stock Fund	308,608	Mutual fund units	6,656,673
PIMCO PEA Renaissance Fund	73,893	Mutual fund units	1,715,049
*Scudder Dreman High Return Equity Fund	1,214,017	Mutual fund units	46,351,171
*Scudder Equity 500 Index Fund	100,300	Mutual fund units	12,530,438
*Scudder International Select Equity Fund	446,609	Mutual fund units	7,695,077
*Scudder Small Cap Fund	118,913	Mutual fund units	2,568,518
Transamerica Premier Equity Fund	776,493	Mutual fund units	13,122,737
*Mohawk Industries, Inc. - common stock	441,299	Shares of common stock	31,129,083
Common collective fund:
*Scudder Stable Value Fund	68,983,920	Collective fund units	68,983,920
*Mohawk Aggressive Portfolio Fund	275,455	Collective fund units	3,490,011
*Mohawk Conservative Portfolio Fund	57,714	Collective fund units	644,668
*Mohawk Moderate Portfolio Fund	1,510,178	Collective fund units	17,759,695
Loans to participants		(1)	9,645,273
Total			$ 249,180,702

                *Scudder  Investments, Trustee, and Mohawk Industries, Inc. are parties-in-interest to the Plan.

  Loans are consummated at a fixed rate (then current prime rate plus 1%) with maturity dates through February 15, 2017. Interest rates range from 5.00% to 12.33% on loans outstanding.

                   See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                Mohawk Carpet Corporation Retirement Savings Plan II
                                                                                                                                                      (Full Title of the Plan)

Dated: June 25, 2004	By:/s/ Jerry L. Melton
Jerry L. Melton, Vice President, Human Resources